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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 23, 2023

Dear Sir/ Madam,

Sub: Press release

Please find enclosed the press release titled **"Kiran Mazumdar-Shaw to retire from Infosys Board; D. Sundaram appointed Lead Independent Director"**

The composition of the Board and its Committees continue to be in compliance with the requirements of applicable laws.

This information will also be hosted on the Company's website, at www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.03.23 11:37:51 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Kiran Mazumdar-Shaw to retire from Infosys Board; D. Sundaram appointed Lead Independent Director

Appointment effective March 23, 2023

Bengaluru – March 23, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced the retirement of Kiran Mazumdar-Shaw as Independent Director of the Board, effective March 22, 2023, upon completion of her tenure.

The Board has appointed D. Sundaram as the Lead Independent Director of Company, effective March 23, 2023 based on the recommendation of Nomination and Remuneration Committee.

Kiran Mazumdar-Shaw was appointed to the Infosys Board as an Independent Director in 2014, and as Lead Independent Director in 2018. She also served as the Chairperson of the Nomination & Remuneration Committee and CSR Committee, and as a member of the Risk Management and ESG Committees of the Board.

The Board places on record its appreciation for Ms. Shaw's invaluable contribution, guidance, and strategic vision, that has helped the Company build and execute a resilient growth strategy.

Mr. Sundaram has been on the Board of Infosys since 2017. With his expertise and vast experience in finance and strategy, he has been a crucial catalyst for the Company to realize its vision for the future. Mr. Sundaram serves on the Audit Committee, Risk Management Committee, Stakeholders Relationship Committee, Nomination & Remuneration Committee and Cybersecurity Risk Sub-Committee.

On behalf of the Board, **Nandan Nilekani, Chairman, Infosys**, said, "We profusely thank Kiran for having been such an integral member of the Infosys family, providing valuable guidance and leadership to the Board over the years. I am personally very grateful to her as she has been a tremendous ally and amazing colleague on the Board, ever since I re-joined Infosys in August 2017. We also congratulate Sundaram on being appointed as Lead Independent Director and look forward to his continued insight and steadfast support as Infosys continues its growth and transformation journey."

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by

the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India and the US, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: RISHI BASU